Perk Raffle Information


RAFFLE
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Overview

Certain investment levels offer the perk of 1 or more raffle ticket entries into a random drawing to win a perk trip.

For each increment of $250,000 raised on the Mammalz Wefunder campaign, there will be a random raffle drawing for one person to win their choice of one of the following perk trips: Tiger Safari, Mobile Botswana Safari, or Liveaboard Diving Trip.

Perk Trip Options - Summary

Tiger Safari

7-Day Private Tiger Safari for Two People to Ranthambhore National Park, India
Trip begins and ends in Delhi, India



Liveaboard Diving Trip

7-Night Live Aboard Trip on the Raja Ampat, Indonesia for Two People
Trip begins and ends in Sorong, West Papua, Indonesia



Mobile Botswana Safari

11-Day Botswana Mobile Group Safari for Two People
Trip begins in Maun, Botswana and ends in Kasane, Botswana



Raffle Rules

- The raffle drawing will be performed using third party digital software to ensure fairness
- Each person can have a maximum of twenty-five entry tickets in the raffle, regardless of the number of or amount of investments made in the Mammalz Wefunder crowd equity campaign
- The raffle will be held each time the Mammalz Wefunder crowd equity campaign reaches an increment of $250,000
- Each raffle drawing will include all entries from previous drawings
- Each person can only win one prize, regardless of how many raffle drawings occur
- In order to claim the prize, the winner's investment in the Mammalz Wefunder crowd equity campaign must clear escrow
- The dates of the perk trips have not been set and will be based on several factors including but not limited to vendor availability, predetermined departure dates based on other Mammalz community travelers, seasonal blackout dates, etc.
- Raffle winner will be notified via email from one of the Mammalz co-founders
- Raffle winner must confirm their acceptance of prize and selection of perk trip in writing within 90 days of being notified. If this does not occur, the prize will be considered forfeited and another winner will be selected.
- Travel on any perk trip must be completed within two years of the raffle drawing
- The raffle prize is fully transferable
- Mammalz team members and their family are ineligible to win